Exhibit 21.1

AvidXchange Holdings, Inc.

List of Subsidiaries

Subsidiaries	Jurisdiction of Incorporation
AvidXchange, Inc.	Delaware

Oak HC/FT FPP Blocker Corp.	Delaware

BTS Alliance, LLC	Delaware

AFV Holdings One, Inc.	North Carolina

AFV Holdings II, LLC	North Carolina

AvidXchange Financial Services, Inc.	Delaware

Core Associates, LLC	Delaware

Strongroom Solutions, Inc.	Texas

FastPay Payment Technologies Inc.	Delaware

FPP Enterprise LLC	Delaware